TOYOTA

TOYOTA INDUSTRIES CORPORATION
Head Office
Accounting Department
2-1, Toyoda-cho, Kariya-shi,
Aichi 448-8671 Japan
TEL : +81-566-22-2511
FAX : +81-566-27-5650
URL : www.toyota-industries.com

03003622

January 31, 2003

File No. 82-5112
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549

Re: TOYOTA INDUSTRIES CORPORATION - Rule12g3-2(b)

Dear Sir / Madam:

In order for us to comply with the requirements of Rule 12g3-2(b), we, TOYOTA INDUSTRIES CORPORATION (the "Company"), enclose herewith Exhibits 1 through 15, listed in the attached sheet, which are the English versions, English translations, adequate summaries and/or brief descriptions in English of the documents which were published by the Company in the period from April 1, 2002 to September 30, 2002 and which are all the documents of the Company required to be furnished to the U.S. Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you the English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

TOYOTA INDUSTRIES CORPORATION

By Masanori Itoh
Name: Masanori Itoh
Title : Managing Director

dlw 2/5

Attachment

List of material information published by the Company in Japan from April 1, 2002 to September 30, 2002

	Date	Descriptions	Information * provided to
Exhibit 1	July 1, 2002	Annual Report of the Company concerning the fiscal year ended on March 31, 2002	Investors
Exhibit 2	May 10, 2002	Consolidated and Non-Consolidated Financial Results concerning the fiscal year ended on March 31, 2002 (Translation in English)	Exchanges
Exhibit 3	June 27, 2002	Annual Securities Report (Brief Description in English)	DKFB Exchanges
Exhibit 4	June 2002	Annual Business Report concerning the fiscal year ended on March 31, 2002 (Brief Description in English)	Shareholders
Exhibit 5	June 10, 2002	Notice of the Convocation of the 124th Ordinary General Meeting of Shareholders as of June 27, 2002 (Brief Description in English)	Shareholders
Exhibit 6	June 27, 2002	Notice of Results of the 124th Ordinary General Meeting of Shareholders as of June 27, 2002 (Brief Description in English)	Shareholders
Exhibit 7	June 28, 2002	Public Notice of Financial Results of the 124th Fiscal Year (Brief Description in English)	Public
Exhibit 8	April 25, 2002	Press Release on "Capital and Business Collaboration between Toyota Industries Corporation and Aichi Corporation" (Brief Description in English)	Public
Exhibit 9	May 10, 2002	Press Release on "Establishment of	Public

		New Materials Handling Solution Company" (Brief Description in English)	
Exhibit 10	May 10, 2002	Press Release on "Notice Concerning Stock Option (Share Acquisition Rights)" (Brief Description in English)	Public
Exhibit 11	May 10, 2002	Press Release on "Notice concerning Repurchase of Shares" (Brief Description in English)	Public
Exhibit 12	July 31, 2002	Press Release on "Notice Concerning Granting Stock Option (Share Acquisition Rights)" (Brief Description in English)	Public
Exhibit 13	August 1, 2002	Press Release on "Notice Concerning the Determination of the Exercise Price of Stock Option (Share Acquisition Rights)" (Brief Description in English)	Public
Exhibit 14	August 1, 2002	Press Release on "Notice Concerning Local Production and Sales of Forklift Trucks in China" (Brief Description in English)	Public
Exhibit 15	September 9, 2002	Press Release on "Notice Concerning Repurchase of Shares from the Market" (Brief Description in English)	Public

* "Exchanges" stands collectively for the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, on each of which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed. "DKFB" stands for Director of Kanto Finance Bureau.

File No. 82-5112

Exhibit 2

FINANCIAL SUMMARY

FY2002 annual

(April 1, 2001 through March 31, 2002)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This Financial summary contains projections and other forward-looking statements that involve risks and uncertainties. Such projections and forward-looking statements are based on Toyota Industries Corporation and its Group companies' current expectations and estimates regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. These projections and forward-looking statements are subject to change without notice, and Toyota Industries Corporation and its Group companies will not necessarily inform you of such changes. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following:

i) domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure;
ii) adverse changes in laws and regulations, such as trade restrictions and tariffs, or increased safety or emissions regulation resulting in higher costs and/or sales restrictions;
iii) currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro, the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business;
iv) fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings;
v) Toyota Industries Corporation and its Group companies' ability to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand;
vi) effects of natural disasters, terrorist activities or war; and
vii) other factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices; labor or other constraints on Toyota Industries Corporation and its Group companies' ability to restructure their business; work stoppages at their or key supplier facilities; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.

May 10, 2002

Consolidated Financial Results for FY2002 (April 2001 - March 2002)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201) (URL http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Contact person: Kakuo Ishikawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for FY2002 consolidated financial results: May 10, 2002
US GAAP: Not Used

1. Financial Highlights for FY2002 (April 1, 2001 - March 31, 2002)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2002	980,163	(27.7)	46,330	(-2.1)	47,885	(7.5)
FY2001	767,382	(22.6)	47,304	(63.9)	44,526	(63.9)

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted	Return on equity	Ordinary income on assets	Ordinary income on sales
	Million yen	%	Yen	Yen	%	%	%
FY2002	27,311	(20.6)	87.28	78.26	3.0	2.6	4.9
FY2001	22,637	(65.4)	75.90	67.77	3.6	3.5	5.8

Notes: 1. Equity in net loss of affiliates: 928 million yen (972 million yen for FY2001)
2. Average number of shares outstanding in each year (consolidated) : FY2002—312,912,039 shares , FY2001—298,259,654 shares
3. Changes in accounting policies: None

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2002	1,770,401	878,812	49.6	2,809.54
FY2001	1,869,642	951,298	50.9	3,036.77

Note: Number of shares outstanding at end of each year (consolidated) : FY2002—312,796,158 shares, FY2001—313,260,132 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
	Million yen	Million yen	Million yen	Million yen
FY2002	81,078	(106,710)	1,225	71,119
FY2001	78,412	(155,870)	94,472	95,296

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 111 companies
Unconsolidated subsidiaries accounted for under the equity method: 1 company
Affiliates accounted for under the equity method: 18 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 15 companies (decrease) 4 companies, Equity method: No change

2. Forecasts of Consolidated Financial Results for FY2003 (April 1, 2002 - March 31, 2003)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2003 semi-annual	510,000	24,500	11,000
FY2003	990,000	46,000	23,500

Reference: (Forecast) Net income per share—basic (annual): 75.13 yen

The above projections are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties related to domestic and overseas economic conditions, currency exchange rate fluctuations and other factors could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections listed above. Please see page 5 of the appendix for the preconditions and other related matters regarding these projections.

Overview of Associated Companies

Toyota Industries Corporation and its associated companies (Toyota Motor Corporation ("TMC"), which has Toyota Industries Corporation as an affiliate, Toyota Industries Corporation 's 112 subsidiaries and 22 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and others. The associated companies' positions in the businesses and relation to the business segments are shown below.



Customers
Overseas companies
(Manufacturing subsidiaries)
Michigan Automotive Compressor, Inc.
TD Deutsche Klimakompressor GmbH
ACTIS Manufacturing Ltd., LLC
Toyota Industry (Kunshan)Co., Ltd.
Overseas companies
(Sales and other subsidiaries and affiliates)
Toyota Material Handling USA, Inc.
Toyota-Lift of Los Angeles, Inc.
Toyota Gabelstapler Deutschland GmbH
BT Industries Group (73 companies)
Toyota Truck Norge Group (4 companies)
Toyota Industrial Equipment (UK) Group (2 Companies)
Toyota Industrial Equipment Europe Group(2 Companies)
(Manufacturing subsidiaries and affiliates)
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S.A.
North Vernon Industry Corp.
BT Industries Group (7 companies)
Overseas companies
(Sales subsidiary)
Toyoda Textile Machinery, Inc.
(Manufacturing subsidiary)
Kirloskar Toyoda Textile Machinery Ltd.
Domestic companies
(Manufacturing subsidiaries)
ALTEX CO., LTD.
IZUMI MACHINE MFG. CO., LTD.
TOKYU CO., LTD.
Tokaiseiki Co., Ltd.
Mizuho Industry Co., Ltd.
Iwama Loom Works, Ltd.
Domestic companies
(Sales subsidiaries)
TOYOTA L&F TOKYO Co., Ltd.
Logistics Planning Tokyo Co., Ltd.
TOYOTA L&F KEIJI Co., Ltd.
TOYOTA L&F SHIZUOKA Co., Ltd.
(Manufacturing subsidiaries)
MINO TOKYU CO., LTD.
Nishina Industrial Co., Ltd.
Domestic companies
(Manufacturing subsidiary)
KAWAMOTO SYSTEM CORPORATION
(Manufacturing subsidiary)
HARA CORPORATION
Domestic companies
(Manufacturing subsidiary)
TIBC Corporation
(Manufacturing affiliate)
ST Liquid Crystal Display Corp.
(Manufacturing subsidiary)
SKE Inc.
Automobile
Materials handling equipment
Textile machinery
Others
Toyota Industries Corporation

Management Policies

1. Basic Management Policies

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are as follows:

a) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

b) Toyota Industries is respectful of the people, culture and tradition of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

c) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

d) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

e) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that employees and the company can realize their full potential.

2. Medium to Long-Term Management Strategies

In the medium to long-term, Toyota Industries seeks to increase profitability and strengthen its management base. The group seeks to grow by placing a high priority on research and development, thereby enabling the group to bring to market leading-edge products and services.

For Toyota Industries, it is a top priority to develop safe, environmentally friendly products which are of high quality and satisfy changing customer needs. Toyota Industries is also determined to maintain and enhance its position as a leader in its business field through vigorous sales efforts, superior service, cost reduction activities and constant enhancement of quality throughout all its operations.

Within the Automobile Segment, the Vehicle Business will deliver outstanding customer satisfaction through its assembly of compact cars for Toyota Motor Corporation ("TMC"). Also within the Automobile Segment, the Car Air-Conditioning Compressor Business will continue to develop state-of-the-art products to be marketed worldwide. The Materials Handling Equipment Segment will expand its product line and respond to customers' demand for lower materials handling costs in order to offer optimal materials handling solutions to customers throughout the world. The Textile Machinery Segment will continue to produce a high-quality range of spinning and weaving machinery. Toyota Industries will also strengthen the range and scope of its Electronics Business.

Toyota Industries aims to maximize shareholder value by achieving total sales of one trillion yen and increasing net sales and profitability in each of its segments.

3. Corporate Code of Conduct Council

Toyota Industries Corporation established a "Corporate Code of Conduct Council" for the purpose of promoting greater awareness of ethical and legal issues from a company-wide perspective. The council will complement the corporate governance roles of the Ordinary General Meeting of Shareholders, the Board of Directors and the Board of Corporate Auditors.

Also, Toyota Industries continues to disclose information about its financial results to shareholders and investors. The company will continue to ensure a high level of corporate accountability.

4. Basic Policy on the Distribution of Profits

Toyota Industries Corporation's dividend policy is based on maintaining stable dividends, while giving full consideration to business performance, its dividend payout ratio and other factors as it makes every effort to meet the expectations of shareholders.

Toyota Industries Corporation will use retained earnings to aggressively pursue business expansion and strengthen its corporate constitution in order to secure future profits for its shareholders. It will also use retained earnings to purchase treasury stock.

Business Results and Financial Position

1. Overview of Performance in Fiscal 2002

In fiscal 2002 (ended March 31, 2002), the Japanese economy remained sluggish. Economic deceleration globally resulted in decreased exports, production and capital investment, while a weakening in the domestic jobs market resulted in stagnant consumer spending. Overseas, though the global economy slowed down after the terrorist attacks on the U.S. in September 2001, it showed signs of an upturn from the beginning of 2002.

Against this background, total consolidated net sales of Toyota Industries amounted to 980.1 billion yen, an increase of 212.8 billion yen, or 28%, compared with fiscal 2001.

The following is a review of operations for the major business segments. The amounts represent sales to external customers.

Net sales of the Automobile Segment totaled 563.5 billion yen, an increase of 105.9 billion yen, or 23%, over fiscal 2001. Within this segment, net sales of the Vehicle Business totaled 280.1 billion yen, an increase of 84.3 billion yen, or 43%, over fiscal 2001. In April 2001, Toyota Industries Corporation started production of the RAV4, a compact sport utility vehicle. However, decreased production of the Vitz (Yaris in Europe) resulted in total output of 247 thousand units, a decrease of 28 thousand units, or 10%, from fiscal 2001. The sales increase reflects the fact that TMC started charging for engine and other parts, whereas previously such parts had been supplied free of cost. As this change caused an increase in both sales and cost of sales, there was no effect on the gross profit of Toyota Industries. Net sales of the Engine Business totaled 114.8 billion yen, an increase of 12.8 billion yen, or 13%, over fiscal 2001, due mainly to increased sales of CD-type diesel engines. Net sales of the Car Air-Conditioning Compressor Business totaled 153.1 billion yen, an increase of 13.6 billion yen, or 10%, over fiscal 2001. Sales were up both domestically and overseas, due mainly to new product development, strengthened sales promotion and increased production capacity. Also, in May 2001, Toyota Industries and DENSO Corporation agreed to gradually merge DENSO's car air-conditioning compressor production business into Toyota Industries.

Net sales of the Materials Handling Equipment Segment totaled 353.0 billion yen, an increase of 116.5 billion yen, or 49%, over fiscal 2001. The increase reflected steady domestic sales and the consolidation of the operating results of BT Industries AB ("BT Industries"), which Toyota Industries acquired in June 2000. These factors were partially offset by adverse market conditions in North America. In April 2001, Toyota Industries acquired TMC's Industrial Equipment Sales Division and established TOYOTA Material Handling Company as an "in-house corporate entity" within Toyota Industries. The new entity has substantial autonomy, facilitating rapid decision-making and greater responsiveness to changes in market demand. Toyota Industries also opened the TOYOTA Material Handling Customer Center in Ichikawa, Chiba Prefecture, to showcase materials handling products and offer consulting services for total materials handling solutions.

Net sales of the Textile Machinery Segment totaled 30.7 billion yen, a decrease of 2.5 billion yen, or 8%, from fiscal 2001. Though Toyota Industries engaged in vigorous sales and service activities, including the display of selections of its latest products, from practical machines to next-generation machines, at international exhibitions, these efforts could not make up for decreased exports to Indonesia, Thailand and South Korea. By February 2002, however, approximately 70 textile manufacturers in Wujiang, Jiangsu province, which aims to be China's largest hub for the textile industry, had placed an order with Toyota Industries for 3,900 air-jet looms. In April 2002, Toyota Industries began the gradual delivery of the machines.

In fiscal 2002, Toyota Industries' ordinary income amounted to 47.8 billion yen, an increase of 3.3 billion yen, or 8%, over fiscal 2001. The increase reflected the fact that enhanced cost-reduction efforts, improved productivity and consolidation of BT Industries outweighed increases in labor costs and R&D and information technology-related investment. Net income totaled 27.3 billion yen, an increase of 4.6 billion yen, or 21%, over fiscal 2001.

2. Cash Flows

Net cash provided by operating activities was 81.0 billion yen, an increase of 2.6 billion yen over fiscal 2001. This was due mainly to income before income taxes amounting to 47.8 billion yen.

Net cash used in investing activities was 106.7 billion yen, a decrease of 49.1 billion yen from fiscal 2001. This was due mainly to a decrease in payments for acquisition of subsidiaries' stock amounting to 85.4 billion yen. In fiscal 2002, Toyota Industries used 73.6 billion yen to purchase property, plant and equipment and 23.7 billion yen for acquisition of business, increases of 18.4 billion yen and 23.7 billion yen, respectively.

Net cash provided by financing activities was 1.2 billion yen, a decrease of 93.2 billion yen from fiscal 2001. This reflected the fact that the fiscal 2001 figure included proceeds from issuance of common stock and bonds in an amount of 55.2 billion yen and 39.7 billion yen, respectively.

Including translation adjustments to these, cash and cash equivalents at the end of the year stood at 71.1 billion yen, a decrease of 24.1 billion yen from fiscal 2001.

3. Distribution of Profits for FY2002

Including the interim cash dividend of 9.0 yen per common share, approved in November 2001, and a year-end cash dividend of 10.0 yen per common share, Toyota Industries Corporation intends that total cash dividends for fiscal 2002 will be 19.0 yen per common share, an increase of 2.0 yen per common share over fiscal 2001.

4. Forecast for the Fiscal Year Ending March 31, 2003

Toyota Industries expects Japanese exports and production to start picking up as the U.S. economy recovers. However, a worsening employment situation and uncertainty over corporate profits could put pressure on private-sector demand, and the business environment overall is likely to remain rather sluggish.

For fiscal 2003 (ending March 31, 2003), Toyota Industries forecasts consolidated net sales of 990.0 billion yen, ordinary income of 48.0 billion yen and net income of 23.5 billion yen. We are determined to develop new products and enhance sales and service activities. We will also continue with our cost reduction activities.

Our projections are based on an exchange rate of ¥125=US$1.

Consolidated Balance Sheets

	FY2002 (As of March 31, 2002)	FY2001 (As of March 31, 2001)	Increase (Decrease)
Assets			
Current assets	295,326	301,350	(6,024)
Cash and deposits	50,278	100,285	(50,007)
Trade notes and accounts receivable	107,820	97,455	10,365
Marketable securities	28,820	17,636	11,184
Inventories	70,511	52,763	17,748
Deferred tax assets	10,080	8,686	1,394
Other current assets	29,732	25,683	4,049
Less—allowance for doubtful accounts	(1,917)	(1,159)	(758)
Fixed assets	1,475,074	1,568,291	(93,217)
Property, plant and equipment	337,642	294,742	42,900
Buildings and structures	102,659	88,858	13,801
Machinery, equipment and vehicles	149,259	135,405	13,854
Tools, furniture and fixtures	15,482	14,550	932
Land	46,549	42,102	4,447
Construction in progress	23,691	13,826	9,865
Intangible assets	94,874	87,987	6,887
Software	6,347	1,580	4,767
Goodwill	88,527	86,407	2,120
Investments and other assets	1,042,557	1,185,561	(143,004)
Investments in securities	986,354	1,145,176	(158,822)
Long-term loans	11,533	8,106	3,427
Long-term prepaid expenses	11,926	5,354	6,572
Deferred tax assets	2,237	1,373	864
Other investments and other assets	30,621	25,662	4,959
Less—allowance for doubtful accounts	(116)	(112)	(4)
Total assets	1,770,401	1,869,642	(99,241)

Notes: 1. Accumulated depreciation of property, plant and equipment	447,600	406,842	40,758
2. Liabilities for guarantees	9,348	17,457	(8,109)
3. Number of shares of treasury stock	503,091	93	502,998
4. Number of shares of treasury stock owned by consolidated subsidiary	-	36,000	(36,000)
5. Allowance for retirement and severance benefits for directors and corporate auditors (Included in allowance for retirement benefits)	2,371	2,803	(432)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (As of March 31, 2002)	FY2001 (As of March 31, 2001)	Increase (Decrease)
Liabilities			
Current liabilities	236,639	213,599	23,040
Trade notes and accounts payable	111,251	103,444	7,807
Short-term bank loans	33,371	23,192	10,179
Other payables	21,661	17,113	4,548
Accrued expenses	36,326	32,219	4,107
Accrued income taxes	8,611	12,364	(3,753)
Deposits received from employees	18,547	18,030	517
Deferred tax liabilities	493	15	478
Other current liabilities	6,375	7,219	(844)
Long-term liabilities	636,094	686,618	(50,524)
Bonds	140,300	140,300	-
Convertible bonds	75,742	75,748	(6)
Long-term bank loans	65,941	52,446	13,495
Deferred tax liabilities	315,978	387,547	(71,569)
Allowance for retirement benefits	28,839	25,534	3,305
Other long-term liabilities	9,292	5,041	4,251
Total liabilities	872,733	900,218	(27,485)
Minority interest in consolidated subsidiaries	18,855	18,125	730
Shareholders' equity			
Common stock	68,021	68,018	3
Capital surplus	89,326	88,512	814
Retained earnings	253,975	233,367	20,608
Net unrealized gain on other securities	456,415	558,673	(102,258)
Translation adjustments	12,361	2,746	9,615
Treasury stock at cost	(1,287)	(0)	(1,287)
Treasury stock owned by subsidiaries	-	(20)	20
Total shareholders' equity	878,812	951,298	(72,486)
Total liabilities and shareholders' equity	1,770,401	1,869,642	(99,241)

Consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - March 31, 2002)	FY2001 (April 1, 2000 - March 31, 2001)	Increase (Decrease)
Net sales	980,163	767,382	212,781
Cost of sales	828,626	663,012	165,614
Gross profit	151,537	104,370	47,167
Selling, general and administrative expenses	105,206	57,065	48,141
Operating income	46,330	47,304	(974)
Non-operating income	23,122	16,249	6,873
Interest income	8,617	4,241	4,376
Dividends income	7,725	6,957	768
Other non-operating income	6,779	5,051	1,728
Non-operating expenses	21,587	19,027	2,560
Interest expenses	10,844	6,445	4,399
Other non-operating expenses	10,743	12,582	(1,839)
Ordinary income	47,865	44,526	3,339
Extraordinary gains	-	15,080	(15,080)
Gain on securities contribution to employee retirement benefit trust	-	15,080	(15,080)
Extraordinary losses	-	21,386	(21,386)
Cumulative effect of change in accounting standards for retirement benefits	-	19,057	(19,057)
Provision for retirement and severance benefits for directors and corporate auditors	-	2,329	(2,329)
Income before income taxes	47,865	38,220	9,645
Income taxes—current	20,842	21,161	(319)
Income taxes—deferred	(1,136)	(6,338)	5,202
Minority interest in consolidated subsidiaries	847	759	88
Net income	27,311	22,637	4,674
Note: R&D expenses(Included in selling, general and administrative expenses and manufacturing cost)	29,985	26,195	3,790

Consolidated Statements of Retained Earnings

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - March 31, 2002)	FY2001 (April 1, 2000 - March 31, 2001)	Increase (Decrease)
Retained earnings at beginning of year	233,367	215,463	17,904
Decrease in retained earnings	6,703	4,732	1,971
Cash dividends	5,634	4,532	1,102
Bonuses to directors and corporate auditors	257	200	57
Decrease in retained earnings due to a merger of a subsidiary	811	-	811
Net Income	27,311	22,637	4,674
Retained earnings at end of year	253,975	233,367	20,608

Consolidated Statements of Cash Flows

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - March 31, 2002)	FY2001 (April 1, 2000 - March 31, 2001)	Increase (Decrease)
Cash flows from operating activities	81,078	78,412	2,666
Income before income taxes	47,865	38,220	9,645
Depreciation and amortization	55,173	46,454	8,719
Increase (decrease) in allowance for doubtful accounts	250	(128)	378
Interest and dividends income	(16,343)	(11,198)	(5,145)
Interest expenses	10,844	6,445	4,399
Equity in net loss of affiliates	928	972	(44)
Decrease (increase) in receivables	8,080	(2,450)	10,530
Increase in inventories	(1,371)	(3,921)	2,550
(Decrease) increase in payables	(3,402)	8,177	(11,579)
Others, net	(173)	8,914	(9,087)
Subtotal	101,853	91,484	10,369
Interest and dividends income received	16,371	11,212	5,159
Interest expenses paid	(10,906)	(6,155)	(4,751)
Income taxes paid	(26,239)	(18,128)	(8,111)
Cash flows from investing activities	(106,710)	(155,870)	49,160
Payments for purchases of marketable securities	(5,884)	(1,718)	(4,166)
Proceeds from sales of marketable securities	4,212	4,322	(110)
Payments for purchases of property, plant and equipment	(73,605)	(55,127)	(18,478)
Proceeds from sales of property, plant and equipment	2,617	2,383	234
Payments for purchases of investment securities	(21,120)	(9,667)	(11,453)
Proceeds from sales of investment securities	4,032	2,107	1,925
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	(705)	(86,136)	85,431
Payments for loans made	(3,138)	(3,410)	272
Proceeds from collections of loans	2,575	11,266	(8,691)
Payments for acquisition of business	(23,719)	-	(23,719)
Others, net	8,024	(19,890)	27,914
Cash flows from financing activities	1,225	94,472	(93,247)
Increase in short-term bank loans, net	1,062	6,883	(5,821)
Proceeds from issuances of commercial paper	-	80,000	(80,000)
Redemption of commercial paper	-	(80,000)	80,000
Proceeds from long-term bank loans	8,048	4,111	3,937
Repayments of long-term bank loans	(2,755)	(6,585)	3,830
Proceeds from issuances of bonds	-	39,796	(39,796)
Proceeds from issuances of common stock	-	55,228	(55,228)
Cash dividends paid	(5,633)	(4,533)	(1,100)
Cash dividends paid for minority shareholders	(614)	(420)	(194)
Others, net	1,117	(8)	1,125
Translation adjustments of cash and cash equivalents	230	949	(719)
Net (decrease) increase in cash and cash equivalents	(24,177)	17,964	(42,141)
Cash and cash equivalents at beginning of year	95,296	77,332	17,964
Cash and cash equivalents at end of year	71,119	95,296	(24,177)

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	49,679	81,369	(31,690)
Marketable securities	21,439	13,927	7,512

Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation and equity method

(1) Scope of consolidation

	Companies (or Company)	
Consolidated subsidiaries	111	TIBC Corporation, TOYOTA L&F TOKYO Co., Ltd., Logistics Planning Tokyo Co., Ltd., ALTEX CO., Ltd., Sun River Co., Ltd., IZUMI MACHINE MFG. CO., LTD., TOYOTA L&F KEIJI Co., Ltd., TOKYU CO., LTD., MINO TOKYU CO., LTD., Advanced Logistics Solutions Co., LTD., Toyoda High System, Incorporated, Nishina Industrial Co., Ltd., Tokaiseiki Co., Ltd., LOGISTEC CO., LTD., SKE Inc., SK Maintenance Inc., Iwama Loom Works, Ltd., KAWAMOTO SYSTEM CORPORATION, ARTI Inc., TOYOTA L&F SHIZUOKA Co., Ltd., HARA CORPORATION, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Staff, Inc., TOKAI SYSTEM INSTITUTE CORP., Shine's Inc., Toyoda International Sweden AB, BT Industries Group (63 companies), Michigan Automotive Compressor, Inc., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., TAL Personnel Service, Inc., TD Deutsche Klimakompressor GmbH, Kirloskar Toyoda Textile Machinery Ltd., Toyota Industry (Kunshan) Co., Ltd., Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A., ACTIS manufacturing Ltd., LLC, Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies), Toyota Industrial Equipment Europe Group (2 companies)
Unconsolidated subsidiaries	1	BT Industries Group (1 company)

(2) Scope of equity method

	Companies (or Company)	
Unconsolidated subsidiaries	1	BT Industries Group (1 company)
Affiliates	18	ST Liquid Crystal Display Corp., TAIKOH TRANSPORTATION CO., LTD., BT Industries Group (16 companies)

2. Changes in scope of consolidation and equity method

Consolidated subsidiaries

	Companies	
(Increase)	15	TOYOTA L&F TOKYO Co., Ltd., Logistics Planning Tokyo Co., Ltd., TOYOTA L&F KEIJI Co., Ltd., Advanced Logistics Solutions Co., LTD., TOYOTA L&F SHIZUOKA Co., Ltd., BT Industries Group (3 companies), Toyota-Lift of Los Angeles, Inc., ACTIS manufacturing Ltd., LLC, Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies), Toyota Industrial Equipment Europe Group (2 companies)
(Decrease)	4	TOYODA-SULZER MANUFACTURING LTD., BT Industries Group (3 companies)

3. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than March 31. The details are given below.

December 31	TIBC Corporation, Sun River Co., Ltd., IZUMI MACHINE MFG. CO., LTD., Toyoda High System, Incorporated, LOGISTEC CO., LTD., SKE Inc., SK Maintenance Inc., KAWAMOTO SYSTEM CORPORATION, ARTI Inc., HARA CORPORATION, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Staff, Inc., MINO TOKYU CO., LTD., TOKAI SYSTEM INSTITUTE CORP., Shine's Inc., Toyoda International Sweden AB, BT Industries Group (63 companies), Michigan Automotive Compressor, Inc., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., TAL Personnel Service, Inc., TD Deutsche Klimakompressor GmbH, Kirloskar Toyoda Textile Machinery Ltd., Toyota Industry (Kunshan) Co., Ltd., Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A., ACTIS manufacturing Ltd., LLC, Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies), Toyota Industrial Equipment Europe Group (2 companies)

(2) The consolidated financial statements were prepared based on financial statements as of the closing date of each company.

4. Significant accounting policies

(1) Valuation of significant assets

a. Marketable securities

Trading securities	.... Not applicable.
Held-to-maturity securities	.... Not applicable.
Other securities with market value	.... Fair value method using market price at the end of year (Unrealized gains and losses are recorded as a portion of shareholders' equity. Sales cost of marketable securities is determined by the moving-average method.)
Other securities without market value	.... At cost determined by the moving average method

b. Inventories .... Mainly at cost determined by the moving average method

(2) Depreciation and amortization

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method.

Amortization of software (intangible assets) is computed by the straight-line method.

(3) Significant allowances

a. Allowance for doubtful accounts is estimated by such means as using the percentage of historical experiences in credit losses for ordinary receivables and by examining the feasibility of collection individually for receivables that seem to be uncollectible.

b. For the purpose of preparation for future payments of employees' retirement benefits, allowance for retirement benefits is recorded at the amount incurred based on projected benefit obligations and pension assets at the end of year. Provision for retirement and severance benefits for directors and corporate auditors are recorded at the amounts required at the end of year by a internal rule describing the retirement benefits for directors and corporate auditors.

(4) Translation of assets and liabilities in foreign currencies

For translation of assets and liabilities in foreign currencies, the "Accounting Standards for Foreign Currency Transactions" is applied.

(5) Accounting for significant lease transactions

Financing leases other than those that are deemed to transfer the ownership of the leased properties to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(6) Hedge accounting method

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts, the hedged items are translated at contracted forward rate if certain conditions are met. In FY2002, foreign exchange forward contracts and foreign currency option contracts are used for hedging risk of change in foreign exchange rate relating to accounts receivables.

(7) Other significant accounting policies for preparing consolidated financial statements

The consumption tax : computed based on the net-of-tax method

5. Valuation of assets and liabilities of consolidated subsidiaries

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

6. Amortization of goodwill

Goodwill is amortized on a straight-line basis over a period generally not exceeding 20 years, except for insignificant goodwill which is charged to income as incurred.

7. Appropriation of retained earnings

The approved amount during the relevant fiscal year is reflected in the consolidated statements of retained earnings.

8. Scope of cash and cash equivalents on the consolidated statements of cash flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, bank deposits to be withdrawn at any time and short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in fair value.

Segment Information

1.Business segment information

(1)FY2002 (April 1, 2001 - March 31, 2002)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	563,598	353,042	30,705	32,816	980,163	-	980,163
(2) Intersegment transactions	15,411	44	49	11,055	26,561	(26,561)	-
Total	579,010	353,087	30,754	43,872	1,006,724	(26,561)	980,163
Operating expenses	550,050	339,720	31,145	39,390	960,307	(26,474)	933,832
Operating income	28,960	13,366	(390)	4,481	46,417	(86)	46,330
Assets	317,133	319,334	22,323	31,639	690,431	1,079,969	1,770,401
Depreciation and amortization	33,403	18,882	796	2,306	55,389	(215)	55,173
Capital expenditures	61,023	26,336	522	902	88,785	(465)	88,319

(2)FY2001 (April 1, 2000 - March 31, 2001)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	457,631	236,501	33,237	40,011	767,382	-	767,382
(2) Intersegment transactions	4,096	-	-	4,531	8,628	(8,628)	-
Total	461,727	236,501	33,237	44,543	776,010	(8,628)	767,382
Operating expenses	433,202	221,955	33,202	40,177	728,538	(8,460)	720,078
Operating income	28,525	14,546	34	4,365	47,472	(168)	47,304
Assets	282,503	270,974	25,404	15,487	594,370	1,275,271	1,869,642
Depreciation and amortization	31,764	10,766	1,034	3,070	46,635	(181)	46,454
Capital expenditures	54,734	70,672	320	2,311	128,038	(765)	127,273

Notes: 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ... Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors

Materials handling equipment ... Counterbalanced forklifts, warehouse equipment, skid steer loaders, automated storage and retrieval systems

Textile machinery ... Ring spinning frames, air jet looms, water jet looms

Others ... Ball grid array-type plastic package substrates for IC chipsets, casting machines

3. Assets included in the "Eliminations" are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

2.Geographical segment information

(1)FY2002 (April 1, 2001 - March 31, 2002)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	675,346	180,501	121,069	3,246	980,163	-	980,163
(2) Intersegment transactions	61,097	1,396	5,308	651	68,453	(68,453)	-
Total	736,443	181,897	126,377	3,897	1,048,616	(68,453)	980,163
Operating expenses	695,442	176,923	124,558	5,203	1,002,126	(68,293)	933,832
Operating income	41,001	4,974	1,819	(1,305)	46,490	(159)	46,330
Assets	511,855	142,302	202,473	5,281	861,914	908,486	1,770,401

(2)FY2001 (April 1, 2000 - March 31, 2001)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	586,086	123,355	55,826	2,113	767,382	-	767,382
(2) Intersegment transactions	31,769	336	748	477	33,333	(33,333)	-
Total	617,856	123,692	56,574	2,591	800,715	(33,333)	767,382
Operating expenses	577,380	118,422	53,723	2,840	752,367	(32,289)	720,078
Operating income	40,475	5,269	2,851	(248)	48,348	(1,043)	47,304
Assets	460,474	126,519	158,351	4,987	750,332	1,119,310	1,869,642

Notes: Assets included in the "Eliminations" are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

3.Overseas sales

(1)FY2002 (April 1, 2001 - March 31, 2002)

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	181,176	160,455	54,837	396,470
Consolidated sales				980,163
Ratio of overseas sales to consolidated sales	18.5%	16.4%	5.6%	40.4%

(2)FY2001 (April 1, 2000 - March 31, 2001)

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	140,161	102,665	55,967	298,794
Consolidated sales				767,382
Ratio of overseas sales to consolidated sales	18.2%	13.4%	7.3%	38.9%

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - March 31, 2002)		FY2001 (April 1, 2000 - March 31, 2001)		Increase (Decrease)	% Change
	Amount	Component ratio	Amount	Component ratio		
Automobile		%		%		%
Vehicle	280,125	28.6	195,887	25.5	84,238	43.0
Engine	114,874	11.7	102,099	13.3	12,775	12.5
Car air-conditioning compressor	153,124	15.6	139,572	18.2	13,552	9.7
Foundry and others	15,473	1.6	20,070	2.6	(4,597)	(22.9)
Subtotal	563,598	57.5	457,631	59.6	105,967	23.2
Materials handling equipment	353,042	36.0	236,501	30.8	116,541	49.3
Textile machinery	30,705	3.1	33,237	4.3	(2,532)	(7.6)
Others	32,816	3.4	40,011	5.3	(7,195)	(18.0)
Total	980,163	100.0	767,382	100.0	212,781	27.7

Lease Transactions

1. As a lessee

(1) Finance leases which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation under finance leases as of March 31, 2002 and 2001

(Million yen; amounts less than one million yen are omitted.)

	FY2002			FY2001		
	Acquisition cost equivalents	Accumulated depreciation equivalents	Net balance equivalents	Acquisition cost equivalents	Accumulated depreciation equivalents	Net balance equivalents
Machinery, equipment and vehicles	5,849	1,391	4,458	2,339	909	1,429
Tools, furniture and fixtures	5,313	2,530	2,782	4,660	2,228	2,431
Total	11,162	3,921	7,240	6,999	3,138	3,861

Note: Acquisition cost equivalents include the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payments.

(b) Pro forma information regarding future minimum lease payments as of March 31, 2002 and 2001

(Million yen; amounts less than one million yen are omitted.)

	FY2002	FY2001
Due within one year	1,936	1,302
Due after one year	5,304	2,558
Total	7,240	3,861

Note: The amount equivalent to future minimum lease payments as of the end of year includes the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payments.

(c) Total lease payments and pro forma depreciation expenses for the years ended March 31, 2002 and 2001

(Million yen; amounts less than one million yen are omitted.)

	FY2002	FY2001
Total lease payments	1,842	1,505
Pro forma depreciation expenses	1,842	1,505

(d) Calculation method of pro forma depreciation expenses

Pro forma depreciation expenses are computed by the straight-line method which assume zero residual value and leasing term to be useful lives.

(2) Pro forma future lease payments under operating leases as of March 31, 2002 and 2001

(Million yen; amounts less than one million yen are omitted.)

	FY2002	FY2001
Due within one year	2,545	5,116
Due after one year	9,696	9,542
Total	12,241	14,659

2. As a lessor

(1) Finance leases which do not transfer ownership of leased properties to lessees

(a) Information regarding the leased properties such as acquisition cost and accumulated depreciation under finance leases as of March 31, 2002 and 2001

(Million yen; amounts less than one million yen are omitted.)

	FY2002			FY2001		
	Acquisition cost	Accumulated depreciation	Net balance	Acquisition cost	Accumulated depreciation	Net balance
Machinery, equipment and vehicles	6,974	4,004	2,969	-	-	-
Total	6,974	4,004	2,969	-	-	-

(b) Pro forma information regarding future minimum lease payments as of March 31, 2002 and 2001

(Million yen; amounts less than one million yen are omitted.)

	FY2002	FY2001
Due within one year	1,658	-
Due after one year	2,965	-
Total	4,623	-

Note: The amount equivalent to future minimum lease payments includes the imputed interest income portion due to immaterial difference between acquisition cost and future minimum lease payments.

(c) Total lease payments and depreciation expenses for the years ended March 31, 2002 and 2001

(Million yen; amounts less than one million yen are omitted.)

	FY2002	FY2001
Total lease payments to be received	2,219	-
Depreciation expenses	1,112	-

(2) Pro forma information regarding future minimum rentals under operating leases as of March 31, 2002 and 2001

(Million yen; amounts less than one million yen are omitted.)

	FY2002	FY2001
Due within one year	4,525	1,455
Due after one year	7,147	7,717
Total	11,672	9,172

Transaction with Related Parties

Parent company and main institutional shareholder

(1) FY2002 (April 1, 2001 – March 31, 2002)

Attribution	Company name	Address	Capital (Million yen)	Line of business	Voting right (Owned)	Contents of relation		Contents of Transaction	Transaction amount (Million yen)	Accounts	Balance at end of year (Million yen)
						Concurrently serving of directors etc.	Relation of businesses				
Other affiliate	Toyota Motor Corporation	Toyota, Aichi, Japan	397,049	Manufacturing and sales of automobiles, relating parts and others	(Owned) Direct: 24.67%	Concurrently serving: 3 directors Transferred: 11 directors	Sales of automobiles and engines	Sales of automobiles and engines	410,994	Trade accounts receivable	20,873
								Purchases of parts for automobiles and engines	284,531	Trade accounts payable	30,527
								Payments of expenses	2,293	Accrued expenses	10
								Purchases of shares less than one unit	40	Other payables	-

(2) FY2001 (April 1, 2000 – March 31, 2001)

Attribution	Company name	Address	Capital (Million yen)	Line of business	Voting right (Owned)	Contents of relation		Contents of Transaction	Transaction amount (Million yen)	Accounts	Balance at end of year (Million yen)
						Concurrently serving of directors etc.	Relation of businesses				
Other affiliate	Toyota Motor Corporation	Toyota, Aichi, Japan	397,049	Manufacturing and sales of automobiles, relating parts and others	(Owned) Direct: 24.67%	Concurrently serving: 3 directors Transferred: 7 directors	Sales of automobiles, engines and materials handling equipment products	Sales of automobiles, engines and materials handling equipment	425,376	Trade accounts receivable	35,483
								Purchases of parts for automobiles and engines	195,514	Trade accounts payable	17,937
								Payments of sales costs	3,874	Accrued expenses	276
								Purchases of shares less than one unit	810	Other payables	-

Marketable Securities

1. Held-to-maturity securities with fair value

Not applicable.

2. Other securities with fair value

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (As of March 31, 2002)			FY2001 (As of March 31, 2001)		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
(1) Stocks	175,481	951,889	776,407	167,371	1,117,736	950,364
(2) Bonds						
Government and municipal bonds	0	0	-	0	0	-
Corporate bonds	10,091	10,089	(2)	16,199	16,197	(1)
Other bonds	2	2	-	2	2	-
(3) Others	-	-	-	720	720	-
Total	185,576	961,981	776,405	184,294	1,134,657	950,363

3. Major contents and carrying amount of securities not practicable to fair value as of the end of year

(1) Held-to-maturity securities — Not applicable.

(2) Other securities

	FY2002 (Million yen)	FY2001 (Million yen)
Domestic unlisted stocks excluding over-the-counter stocks	14,996	12,643
Commercial paper used in repurchase agreements	-	3,999
Bonds used in repurchase agreements	-	1,999
Money management funds	20,439	340
Foreign unlisted bonds	6	310

Derivative Transaction

Not applicable.

May 10, 2002

Non-consolidated Financial Results for FY2002 (April 2001 - March 2002)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201)) (URL http://www.toyota-industries.com/)
Contact person: Kakuo Ishikawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for non-consolidated financial results for FY2002: May 10, 2002
Date of the Ordinary General Meeting of Shareholders: June 27, 2002
Provision for interim cash dividends: Provision exists.
Share trading unit: 100 shares

1. Financial Highlights for FY2002 (April 1, 2001 - March 31, 2002)

(1) Non-consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2002	693,345	(20.5)	37,824	(2.7)	40,140	(8.4)
FY2001	575,558	(10.4)	36,821	(63.6)	37,043	(41.8)

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted	Return on equity	Ordinary income on assets	Ordinary income on sales
	Million yen	%	Yen	Yen	%	%	%
FY2002	25,015	(20.1)	79.94	71.72	2.8	2.5	5.8
FY2001	20,831	(21.3)	69.83	62.39	3.3	3.2	6.4

Notes: 1. Average number of shares outstanding each year: FY2002—312,924,039 shares , FY2001—298,296,225 shares
2. Changes in accounting policies: None

(2) Cash dividends

	Annual cash dividends per share	Interim	Year-end	Total amount of annual cash dividends	Dividend payout ratio	Total amount of dividends on shareholders' equity
	Yen	Yen	Yen	Million yen	%	%
FY2002	19.00	9.00	10.00	5,943	23.8	0.7
FY2001	17.00	8.00	9.00	5,086	24.4	0.5

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2002	1,565,087	864,293	55.2	2,763.12
FY2001	1,700,538	947,825	55.7	3,025.33

Note: 1.Number of shares outstanding at end of each year: FY2002—312,796,158 shares, FY2001—313,296,132 shares
2.Number of treasury stock: FY2002 — 503,091 shares, FY2001 — 93 shares

2. Forecasts of non-consolidated Financial Results for FY2003 (April 1, 2002 - March 31, 2003)

	Net sales	Ordinary income	Net income	Annual cash dividends per share: Interim	Year-end	
	Million yen	Million yen	Million yen	Yen	Yen	Yen
FY2003 semi-annual	350,000	22,000	11,500	10.00	-	-
FY2003	670,000	42,000	24,000	-	10.00	20.00

Reference: (Forecast) Net income per share—basic (annual): 76.73 yen

Non-consolidated Balance Sheets

	FY2002 (As of March 31, 2002)	FY2001 (As of March 31, 2001)	Increase (Decrease)
Assets			
Current assets	**180,239**	**196,910**	(16,671)
Cash and deposits	31,149	79,651	(48,502)
Trade notes receivable	1,013	3,407	(2,394)
Trade accounts receivable	64,881	56,419	8,462
Marketable securities	28,377	16,701	11,676
Finished goods	2,377	881	1,496
Raw materials	156	246	(90)
Work in process	19,600	13,874	5,726
Supplies	3,181	2,308	873
Prepaid expenses	127	224	(97)
Deferred tax assets	7,715	7,260	455
Other receivables	10,312	10,443	(131)
Other current assets	11,506	5,707	5,799
Less—allowance for doubtful accounts	(159)	(217)	58
Fixed assets	**1,384,847**	**1,503,627**	(118,780)
Property, plant and equipment	**221,206**	**209,055**	12,151
Buildings	60,008	58,560	1,448
Structures	6,035	5,958	77
Machinery and equipment	94,800	93,720	1,080
Vehicles and delivery equipment	1,154	950	204
Tools, furniture and fixtures	9,273	8,846	427
Land	32,383	30,713	1,670
Construction in progress	17,551	10,305	7,246
Intangible assets	**5,587**	**1,384**	4,203
Software	5,587	1,384	4,203
Investments and other assets	**1,158,052**	**1,293,187**	(135,135)
Investments in securities	994,008	1,151,587	(157,579)
Investments in subsidiaries	138,734	125,587	13,147
Long-term loans	10,119	6,707	3,412
Long-term prepaid expenses	9,475	3,579	5,896
Other investments and other assets	5,733	5,746	(13)
Less—allowance for doubtful accounts	(18)	(19)	1
Total assets	**1,565,087**	**1,700,538**	(135,451)

Notes:			
1. Accumulated depreciation of property, plant and equipment	339,988	321,360	18,628
2. Liabilities for guarantees	4,143	3,700	443
3. Allowance for retirement and severance benefits for directors and corporate auditors (Included in allowance for retirement benefits)	2,047	2,524	(477)

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (As of March 31, 2002)	FY2001 (As of March 31, 2001)	Increase (Decrease)
<u>Liabilities</u>			
Current liabilities	**150,870**	**132,937**	**17,933**
Trade notes payable	4,777	4,408	369
Trade accounts payable	80,877	66,659	14,218
Other payables	19,188	15,208	3,980
Accrued expenses	20,870	18,003	2,867
Accrued income taxes	5,868	10,368	(4,500)
Advance received	115	111	4
Deposits received	704	573	131
Deposits received from employees	18,468	17,605	863
Long-term liabilities	**549,923**	**619,775**	**(69,852)**
Bonds	140,000	140,000	-
Convertible bonds	75,742	75,748	(6)
Deferred tax liabilities	311,973	383,665	(71,692)
Allowance for retirement benefits	21,056	20,345	711
Other long-term liabilities	1,152	16	1,136
Total liabilities	**700,794**	**752,713**	**(51,919)**
<u>Shareholders' equity</u>			
Common stock	68,021	68,018	3
Statutory reserve	106,331	98,557	7,774
Capital surplus	89,326	88,512	814
Legal reserve	17,004	10,044	6,960
Retained earnings	**234,830**	**222,618**	**12,212**
Reserve for special depreciation	125	63	62
Reserve for reduction of acquisition cost of fixed assets	156	166	(10)
General reserves	180,000	170,000	10,000
Unappropriated retained earnings at end of year	54,547	52,388	2,159
<Included net income for year>	<25,015>	<20,831>	<4,184>
Net unrealized gain on other securities	456,397	558,631	(102,234)
Treasury stock at cost	(1,287)	-	(1,287)
Total shareholders' equity	**864,293**	**947,825**	**(83,532)**
Total liabilities and shareholders' equity	1,565,087	1,700,538	(135,451)

Non-consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2002 (April 1, 2001 - March 31, 2002)	FY2001 (April 1, 2000 - March 31, 2001)	Increase (Decrease)
Ordinary profits and losses			
Operating revenue and expenses			
Operating revenue	693,345	575,558	117,787
Net sales	693,345	575,558	117,787
Operating expenses	655,521	538,737	116,784
Cost of sales	609,986	507,011	102,975
Selling, general and administrative expenses	45,534	31,725	13,809
Operating income	37,824	36,821	1,003
Non-operating income and expenses			
Non-operating income	13,094	13,111	(17)
Interest income	396	566	(170)
Dividends income	8,526	7,779	747
Other non-operating income	4,171	4,765	(594)
Non-operating expenses	10,779	12,889	(2,110)
Interest expenses	3,065	2,874	191
Other non-operating expenses	7,713	10,014	(2,301)
Ordinary income	40,140	37,043	3,097
Extraordinary gains and losses			
Extraordinary gains	-	15,080	(15,080)
Gain on securities contribution to employee retirement benefit trust	-	15,080	(15,080)
Extraordinary losses	-	20,177	(20,177)
Cumulative effect of change in accounting standards for retirement benefits	-	17,848	(17,848)
Provision for retirement and severance benefits for directors and corporate auditors	-	2,329	(2,329)
Income before income taxes	40,140	31,945	8,195
Income taxes—current	15,320	17,060	(1,740)
Income taxes—deferred	(195)	(5,945)	5,750
Net income	25,015	20,831	4,184
Unappropriated retained earnings brought forward	32,347	33,823	(1,476)
Interim cash dividends	2,815	2,266	549
Unappropriated retained earnings at end of year	54,547	52,388	2,159

Proposed Appropriation of Non-consolidated Retained Earnings

(Million yen; amounts less than one million yen are omitted.)

	FY2002	FY2001	Increase (Decrease)
Unappropriated retained earnings at end of year	54,547	52,388	2,159
Reversal of reserve for special depreciation	21	14	7
Reversal of reserve for reduction of acquisition cost of fixed assets	9	9	(0)
Total	54,578	52,412	2,166
The above will be appropriated as follows:			
Legal reserve	-	6,960	(6,960)
Cash dividends	3,127	2,819	308
	< 10.00 yen per share>	*< 9.00 yen per share>*	
Bonuses to directors	187	187	-
Bonuses to corporate auditors	21	21	-
Reserve for special depreciation	305	77	228
General reserves	-	10,000	(10,000)
Unappropriated retained earnings To be carried forward	50,936	32,347	18,589

Note: On November 26, 2001, an interim cash dividend of 9.00 yen per share, or a total of 2,815 million yen was paid.

Lease Transactions

1. Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(1) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation under finance leases as of March 31, 2002 and 2001

(Million yen; amounts less than one million yen are omitted.)

	FY2002			FY2001		
	Acquisition cost equivalents	Accumulated depreciation equivalents	Net balance equivalents	Acquisition cost equivalents	Accumulated depreciation equivalents	Net balance equivalents
Vehicles and delivery equipment	31	12	19	31	6	25
Tools, furniture and fixtures	4,500	2,138	2,362	3,827	1,768	2,059
Total	4,532	2,151	2,381	3,859	1,774	2,084

Note: Acquisition cost equivalents include the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payments.

(2) Pro forma information regarding future minimum lease payments as of March 31, 2002 and 2001

(Million yen; amounts less than one million yen are omitted.)

	FY2002	FY2001
Due within one year	1,013	869
Due after one year	1,367	1,215
Total	2,381	2,084

Note: The amount equivalent to future minimum lease payments as of the end of year includes the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payments.

(3) Total lease payments and pro forma depreciation expenses for the years ended March 31, 2002 and 2001

(Million yen; amounts less than one million yen are omitted.)

	FY2002	FY2001
Total lease payments	1,065	1,013
Pro forma depreciation expenses	1,065	1,013

(4) Calculation method of pro forma depreciation expenses

Pro forma depreciation expenses are computed by the straight-line method which assume zero residual value and leasing term to be useful lives.

2. Pro forma future lease payments under operating leases

(Million yen; amounts less than one million yen are omitted.)

	FY2002	FY2001
Due within one year	233	215
Due after one year	239	204
Total	473	419

Marketable Securities

Subsidiaries' and affiliates' stocks with fair value

(Million yen; amounts less than one million yen are omitted.)

	Book value	Fair value	Unrealized gains
FY2002	559	1,781	1,222
FY2001	559	1,757	1,198

Changes in members of the Board of Directors and Corporate Auditors

1. New Candidates for the Board of Directors

	(Current title)
Kosaku Yamada	(Associate director, Product Planning Office, Vehicle Division)
Satoshi Kaseda	(General Manager, Production Engineering Department, Engine Division)

2. New Candidate for the Board of Corporate Auditors

	(Current title)
Kosuke Shiramizu	(Executive Vice President, Toyota Motor Corporation)

3. Planned change in the Titles of the Member of the Board of Directors

Executive Vice President

	(Current title)
Tetsuro Toyoda	(Senior Managing Director, Member of the Board)

File No. 82-5112

Exhibit 3

(Brief Description)

June 27, 2002

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of
the Securities and Exchange Law)

The 124th Fiscal Year
from April 1, 2001
to March 31, 2002

This Annual Securities Report concerning the fiscal year ended March 31, 2002 (hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on June 27, 2002 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the office of Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan and at each of the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (the "Company") are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2002.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report of the Company (see Exhibit 1 of the letter of the Company to the Securities and Exchange Commission of the United States dated January 31, 2003) and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

File No. 82-5112

Exhibit 4

(Brief Description)

June 2002

Annual Business Report

The 124th Fiscal Year
from April 1, 2001
to March 31, 2002

This Annual Business Report concerning the fiscal year ended March 31, 2002 (hereinafter called the "Annual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") in June 2002.

The Annual Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Annual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Annual Business Report which is material to an investment decision is substantially contained in the Annual Report of the Company (see Exhibit 1 of the letter of the Company to the Securities and Exchange Commission of the United States dated January 31, 2003) and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

File No. 82-5112

Exhibit 5

(Brief Description)

June 10, 2002

To: Shareholders

From: Tadashi Ishikawa
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi

Notice of Convocation of the 124th Ordinary General Meeting of Shareholders

We hereby notify you that the 124th ordinary general meeting of shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") will be held as described below. Your attendance would be much appreciated.

If you are unable to attend the meeting in person, we would appreciate your reviewing the reference materials enclosed herewith and returning the enclosed voting card to us. In this case, please indicate whether you wish to vote "FOR" or "AGAINST" each agendum of the Matters to Be Resolved on the Agenda for the Meeting, and affix your seal to the card.

Description

1. **Date and Time:** June 27, 2002 at 10:00 a.m.

2. **Place:** Head Office of the Company at 2-1, Toyoda-cho, Kariya-shi, Aichi

3. **Agenda for the Meeting**

Matters to Be Reported:

Statement of Operations, Balance Sheet and Statement of Income for the 124th Fiscal Year (from April 1, 2001 through March 31, 2002)

Matters to Be Resolved:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 124th Fiscal Year

Agendum 2: Acquisition of Treasury Stock

Agendum 3: Partial Amendments of the Articles of Incorporation

Agendum 4: Election of two Directors

Agendum 5: Election of one Corporate Auditor

Agendum 6: Issuance of Share Acquisition Rights for the transfer thereof to Directors and Employees of the Company without consideration

File No. 82-5112

Exhibit 6

(Brief Description)

June 27, 2002+

To: Shareholders

From: Tadashi Ishikawa
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi

Notice of Results of General Meeting of Shareholders

We hereby notify you that the following reports and resolutions were made at the 124th ordinary general meeting of shareholders of TOYOTA INDUSTRIES CORPORATION. (the "Company") held today.

Description

Reported Matters:

Statement of Operations, Balance Sheet and Statement of Income for the 124th Fiscal Year (from April 1, 2001 through March 31, 2002)
The contents of the above-mentioned financial statements were reported.

Resolved Matters:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 124th Fiscal Year

The above-mentioned proposal was approved and passed in its original form. As a result, the shareholders' cash dividends were determined to be ¥10 per share for the second half of this fiscal year. Including interim cash dividends, total amount during the year ended March 31, 2002, shall be ¥19.

Agendum 2: Repurchase of Shares

The above-mentioned proposal was approved and passed in its original form. As the results, the Board of Directors of Toyota Industries Corporation was authorized to repurchase up to 20 million of the Company's common shares at a total purchase cost not exceeding ¥50 billion. This allows the Company to implement flexible capital policies in accordance with the business environment.

Agendum 3: Partial Amendments of the Articles of Incorporation

The above-mentioned proposal was approved and passed in its original form.

Description of the amendments is as follows.

(The amended parts are underlined.)

Before Amendment	After Amendment
Art. 2 *(Purposes of the Company)* 1 ~ 8. (omission) 9. inland transportation, freight agency, warehousing and travel agency; 10 ~ 15. (omission)	Article 2. *(Purposes of the Company)* 1 ~ 8 (same as at present) 9. inland transportation, freight agency, warehousing, travel agency and cargo forwarding; 10 ~ 15. (same as at present)
Art. 5 *(Total Number of Shares Authorized to be Issued, Par Value of Each Share, and Repurchase of the Company's own shares which is made for the purpose of the cancellation of such shares by distribution of net profit)* 1. The total number of shares authorized to be issued by the Company shall be one billion and one hundred million (1,100,000,000) shares. The par value of each share of the Company shall be fifty yen (¥50). Provided that, in case of the cancellation of shares, the corresponding number of shares shall be decreased. 2. The repurchase of the Company's own shares which is made for the purpose of the cancellation of such shares by distribution of net profit may be made by a resolution of the Board of Directors. The total number of such shares shall be less than twenty eighth million(28,000,000) shares.	Art. 5 *(Total Number of Shares Authorized to be Issued)* The total number of shares authorized to be issued by the Company shall be one billion and one hundred million (1,100,000,000) shares. Provided that, in case of the cancellation of shares, the corresponding number of shares shall be decreased. (deleted)
Art. 6 (*Number of Shares Constituting One Unit*) The number of shares constituting one unit of shares of the Company shall be one hundred (100) shares.	Art. 6 *(Number of Shares Constituting One Unit (tangen) and Non-Issuance of Shares Certificates for Less than One Unit (tangen))* 1. The number of shares constituting one unit (tangen) of shares of the Company shall be one hundred (100) shares. 2. The Company shall not issue share certificates for shares constituting less

(newly established)	than one unit (tangen) of shares (hereinafter referred to as "shares less than one unit (tangen)"). Provided, however, that this provision shall not apply if the Regulations Concerning the Handling of Shares provide otherwise.
Art. 7 *(Transfer Agent)* 1 ~ 2. (omission) 3. The Shareholders' Register (hereinafter including the beneficial shareholders' register) of the Company shall be kept at the place of business of the transfer agent. Registration of transfer of shares, repurchase of shares constituting less than one unit and other administrative matters relating to the shares shall be handled by the transfer agent and not by the Company.	Art. 7 *(Transfer Agent)* 1 ~ 2. (omission) 3. The Shareholders' Register (hereinafter including the beneficial shareholders' register) of the Company shall be kept at the place of business of the transfer agent. Registration of transfer of shares, repurchase of shares constituting less than one unit (tangen) and other administrative matters relating to the shares shall be handled by the transfer agent and not by the Company.
Art. 8 *(Regulations Concerning the Handling of Shares)* Types of share certificates of the Company, registration of transfer of share, repurchase of shares constituting less than one unit and other matters relating to the shares shall be set forth in the Regulations Concerning the Handling of Shares as stipulated by the Board of Directors in addition to provisions under the Articles of Incorporation.	Art. 8 *(Regulations Concerning the Handling of Shares)* Types of share certificates of the Company, registration of transfer of share, repurchase of shares constituting less than one unit (tangen) and other matters relating to the shares shall be set forth in the Regulations Concerning the Handling of Shares as stipulated by the Board of Directors in addition to provisions under the Articles of Incorporation.
Art. 9 *(Record Date)* 1. The shareholders (the shareholders hereinafter include the beneficial shareholders) with the voting right who are registered on the Shareholders' Register as of the close of March 31 of each year shall be deemed as shareholders who can exercise their rights at the ordinary general meeting of shareholders which corresponds to the settlement of accounts of each year. 2. (omission)	Art. 9 *(Record Date)* 1. The shareholders (the shareholders hereinafter include the beneficial shareholders) with the voting right who are entered or recorded on the Shareholders' Register as of the close of March 31 of each year shall be deemed as shareholders who can exercise their rights at the ordinary general meeting of shareholders which corresponds to the settlement of accounts of each year. 2. (same as at present)

Art. 12 *(Exercise of Voting Rights by Proxy)* A shareholder may exercise his/her voting right by proxy who shall be a shareholder with a voting right of the Company; provided that such proxy shall submit to the Company a power of attorney.	Art. 12 *(Exercise of Voting Rights by Proxy)* A shareholder may exercise his/her voting right by proxy who shall be a shareholder with a voting right of the Company; provided that such shareholder or proxy shall submit to the Company a power of attorney.
Art. 14 *(Minutes)* The substance of the proceedings at the general meeting of shareholders and the results thereof shall be registered in the minutes of such meeting. The chairman and directors present at the meeting shall affix their names and seals to such minutes. The minutes shall be kept at the head office for ten (10) years.	Art. 14 *(Minutes)* The substance of the proceedings at the general meeting of shareholders and the results thereof shall be entered or recorded in the minutes of such meeting. The chairman and directors present at the meeting shall affix their signatures, registered seals or electronic signatures to such minutes. The minutes shall be kept at the head office for ten (10) years.
Art. 16 *(Election of Directors)* 1. (omission) 2. The election of directors shall be executed by a majority of voting of shareholders holding not less than one-third (1/3) of the total number of shares with voting right issued by the Company. 3. (omission)	Art. 16 *(Election of Directors)* 1. (same as at present) 2. The election of directors shall be executed by a majority of voting of shareholders holding not less than one-third (1/3) of the voting rights of all the shareholders. 3. (same as at present)
(newly established)	Art. 22 *(Exemption from Liability of Directors)* The Company may, according to the provision of Article. 266-12 of the Commercial Code, exempt Directors (including former Directors) from liability for their actions as provided in Article. 266-1-5 of the Commercial Code within the limits of applicable laws, by a resolution of the Board of Directors.
Art. 22 *(Number of Statutory Auditors)*	Art. 23 *(Number of Statutory Auditors)*

(omission)	(same as at present)
Art. 23 *(Election of Statutory Auditors)* 1. (omission) 2. The election of statutory auditors shall be executed by a majority of voting of shareholders holding not less than one-third (1/3) of the total number of shares with voting right issued by the Company.	Art. 24 *(Election of Statutory Auditors)* 1. (same as at present) 2. The election of statutory auditors shall be executed by a majority of voting of shareholders holding not less than one-third (1/3) of the voting rights of all the shareholders.
Art. 24 *(Term of Office of Statutory Auditors)* 1. The term of office of statutory auditors shall expire at the closing of the ordinary general meeting of shareholders which corresponds to the last settlement of accounts falling within three (3) years after their assumption of office. 2. (omission)	Art. 25 *(Term of Office of Statutory Auditors)* 1. The term of office of statutory auditors shall expire at the closing of the ordinary general meeting of shareholders which corresponds to the last settlement of accounts falling within four (4) years after their assumption of office. 2. (same as at present)
Art. 25 *(Remuneration of Statutory Auditors)* (omission)	Art. 26 *(Remuneration of Statutory Auditors)* (same as at present)
Art. 26 *(Standing Statutory Auditors)* (omission)	Art. 27 *(Standing Statutory Auditors)* (same as at present)
Art. 27 *(Convocation of the Board of Statutory Auditors)* (omission)	Art. 28 *(Convocation of the Board of Statutory Auditors)* (same as at present)
(newly established)	Art.29 *(Exemption from Liability of Statutory Auditors)* The Company may, according to the provision of Article. 280-1 of the Commercial Code, exempt Statutory Auditors (including former Statutory Auditors) from liability for their action within the limits of applicable laws, by a resolution of the Board of Directors.

Art. 28 *(Fiscal Year and Settlement of Accounts)* (omission)	Art. 30 *(Fiscal Year and Settlement of Accounts)* (same as at present)
Art. 29 *(Dividends)* Dividends of the Company shall be paid to shareholders or registered pledgee recorded in the Shareholders' Register as of the close of March 31 of each year.	Art. 31 *(Dividends)* Dividends of the Company shall be paid to shareholders or registered pledgees who are entered or recorded in the Shareholders' Register as of the close of March 31 of each year.
Art. 30 *(Interim Dividends)* The Company may, by a resolution of the Board of Directors, distribute cash as provided in Article 293-5 of the Commercial Code (hereinafter referred to as "interim dividends") to shareholders or registered pledgee recorded in the Shareholders' Register as of the close of September 30 of each year.	Art. 32 *(Interim Dividends)* The Company may, by a resolution of the Board of Directors, distribute cash as provided in Article. 293-5 of the Commercial Code (hereinafter referred to as "interim dividends") to shareholders or registered pledgees who are entered or recorded in the Shareholders' Register as of the close of September 30 of each year.
Art. 31 *(Period of Exclusion of Payment of Dividends)* (omission)	Art. 33 *(Period of Exclusion of Payment of Dividends)* (same as at present)
Art. 32 *(Dividends on Shares Converted from Convertible Bonds)* With respect to the first payment of dividends or interim dividends on shares issued upon conversion of convertible bonds, the conversion shall be deemed to have been made on April 1 and dividends shall be paid accordingly, if the request for conversion is made from April 1 through September 30; and the conversion shall be deemed to have been made on October 1 and interim dividends shall be paid accordingly, if the request is made from October 1 through March 31 of the following year.	(deleted)

(newly established)	Supplementary Provision Notwithstanding the Art. 25 hereof, with respect to the term of office of Statutory Auditors incumbent prior to the closing of the general meeting of shareholders held for the fiscal year ending on March 31, 2003, the Art. 25 hereof shall be applied by reading " four years " therein as "three years". Provided, however, that this Supplementary Provision shall be deleted upon the end of the general meeting of shareholders held for the fiscal year ending on March 31, 2003.

Agendum 4: Election of two Directors

The two Directors were elected as originally proposed and all of them came into office.

Agendum 5: Election of one Corporate Auditor

The one Corporate Auditor was elected as originally proposed and came into office.

Agendum 6: Issuance of Share Acquisition Rights for the transfer thereof to Directors and Employees of the Company without consideration

The above-mentioned proposal was approved and passed in its original form. (see Exhibit 10 for more detail).

File No. 82-5112

Exhibit 7

(Brief Description)

Public Notice of Financial Results of the 124th Fiscal Year

June 28, 2002

Tadashi Ishikawa
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi

This Public Notice (hereinafter called the "Public Notice") of Financial Results concerning the fiscal year ended March 31, 2002 was published in accordance with the Commercial Code of Japan in the *Nihon Keizai Shimbun* and the *Chunichi Shimbun* on June 28, 2002.

It is required under the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Stock Companies (*Kabushiki-Kaisha*) of Japan, as amended (Law No. 22 of 1974), to include in the Public Notice the Balance Sheet and Statement of Income of TOYOTA INDUSTRIES CORPORATION (the "Company") or the Summaries thereof for the fiscal year ended March 31, 2002.

The information in the Public Notice which is material to an investment decision is substantially contained in the Annual Report of the Company (see Exhibit 1 of the letter of the Company to the Securities and Exchange Commission of the United States dated January 31, 2003) and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 8

(Brief Description)

Press Release on "Capital and Business Collaboration between Toyota Industries Corporation and Aichi Corporation"

April 25, 2002

On April 25, 2002, the Boards of Directors of both Toyota Industries Corporation ("Toyota Industries") and Aichi Corporation ("Aichi") voted to conclude a comprehensive agreement on capital and business collaboration between the two companies. Aichi is listed on the Tokyo and Nagoya Stock Exchanges as a manufacturer of special-purpose vehicles such as aerial lift equipment for construction works. Through this collaboration, both companies will be able to offer product lineups that best exploit the strengths of each company. Toyota Industries will concentrate on the manufacture of materials handling equipment such as forklift trucks, while Aichi will specialize in special-purpose vehicles.

On May 14, 2002, Aichi issued and allocated 20,056,000 shares of common stock to Toyota Industries. This amounts to 34% of Aichi's total shares issued, for which we paid ¥3.2 billion. We also obtained a warrant that if exercised in May 2003 will raise our holding to 51%. This will turn Aichi into one of our subsidiaries, and raise our total investment amount to ¥7.0 billion.

Toyota Industries and Aichi will cooperate closely in seeking to develop potential benefits of synergy to the maximum through more efficient production, speedier product development and better customer satisfaction. As part of this process, the two companies will exchange human resources as appropriate.

Exhibit 9

(Brief Description)

Press Release on "Establishment of New Materials Handling Solution Company"

May 10, 2002

In March 2002, Toyota Industries established Advanced Logistics Solutions Co., Ltd. ("Advanced Logistics") as a 100% owned subsidiary. Advanced Logistics proposes materials handling solutions based on our long-accumulated know-how as well as operates distribution centers. In response to rising customer needs for rationalization of materials handling, Advanced Logistics will offer optimum, cost-efficient materials handling solutions from the standpoint of customers.

In April 2002, Advanced Logistics started operations under consignment from the Industrial Vehicle Supply Parts Center located in Toyota Industries' Takahama Plant. In time, the company plans to offer services to a diverse range of industries, from manufacturing to retail.

Company Profile

1. Company Name	Advanced Logistics Solutions Co., Ltd.	
2. Date of Establishment	March 12, 2002	
3. Location	1-3-10, Higashi-Sakura, Higashi-ku, Nagoya-shi, Aichi-ken, Japan	
4. Capital	100 million yen	
5. Shareholder	Toyota Industries Corporation	100%
6. Representative person	Kazuhiko Takeuchi, President	
7. Number of Employees	30	
8. Outline of Business	Proposal for Materials Handling Solutions, Operation of Distribution Centers, Others	

Exhibit 10

(Brief Description)

Press Release on "Notice Concerning Stock Option (Share Acquisition Rights)"

May 10, 2002

At its meeting held on May 10, 2002, the Board of Directors of Toyota Industries Corporation ("TICO") resolved an agenda to issue Share Acquisition Rights, for the purpose of granting stock options, pursuant to Article 280-20 and Article 280-21 of the Commercial Code. We hereby inform you as follows:

1. Reason for Issue of Share Acquisition Rights without Consideration

   TICO will issue Share Acquisition Rights to subscribe for or purchase shares of TICO to directors and employees of TICO in order to enhance enthusiasm and raise morale for improving business performance.

2. Summary of Terms of Issue of Share Acquisition Rights

   (1) Class and Number of Shares to be Issued or Transferred upon Exercise of Share Acquisition Rights

   Up to 800,000 shares of common stock of TICO

   (2) Total Number of Share Acquisition Rights to be Issued

   Up to 8,000 (the number of shares to be issued or transferred upon exercise of one Share Acquisition Right shall be 100.)

   (3) Issue Price of Share Acquisition Rights

   No consideration shall be paid at the time of issuance of the Share Acquisition Rights.

   (4) Amount to be Paid upon Exercise of Share Acquisition Rights
   The grant price is the higher of the closing price on the Tokyo Stock Exchange on the

date of grant and 1.05 times the average closing price in the full calendar month prior to the month of the grant date.

(5) Exercise Period of the Share Acquisition Rights

From July 1, 2004 to June 30, 2008

(6) Conditions of Exercise of Share Acquisition Rights

The grantee of the Share Acquisition Rights should be a director or an employee of TICO. In case of voluntary retirement or age limit retirement: the rights granted to the grantee will be exercisable for up to 6 months following his/her voluntary retirement or age limit retirement.

Other conditions shall be provided for in the contracts to be executed between TICO and the grantees of the Share Acquisition Rights pursuant to the resolution of the Ordinary General Shareholders' Meeting of this year and the resolution of a meeting of the Board of Directors.

(7) Events and Conditions of Cancellation of Share Acquisition Rights

Share Acquisition Rights may be cancelled without consideration upon approval by an Ordinary General Shareholders' Meeting of an agendum on a merger agreement in which TICO is a company to be dissolved, and an agendum on a share exchange agreement or a share transfer by which TICO will become a wholly-owned subsidiary.

TICO may cancel the Share Acquisition Rights without consideration if the grantee of the Share Acquisition Rights becomes no longer qualified to exercise such rights.

(8) Restriction on Transfer of Share Acquisition Rights

Transfer of Share Acquisition Rights shall be subject to an approval of the Board of Directors.

Note: The above resolution shall be conditional upon the agendum "Issue of Share Acquisition Rights without Consideration to Directors and Employees of TICO" being approved at the 124th Ordinary General Meeting of Shareholders scheduled to be held on June 27, 2002.

File No. 82-5112

Exhibit 11

(Brief Description)

Press Release on "Notice Concerning Repurchase of Shares"

May 10, 2002

At its meeting held on May 10, 2002, the Board of Directors of Toyota Industries Corporation ("TICO") resolved an agenda to repurchase its shares under the provision of Article 210 of the Commercial Code. We hereby inform you as follows:

1. Reasons for repurchase

In order to implement flexible capital policies in accordance with the business environment.

2. Type of shares to be repurchased

Shares of common stock of TICO

3. Aggregate number of shares to be repurchased

Up to 20,000,000 shares

4. Aggregate purchase cost of shares

Up to JPY 50,000,000,000

Note: The above resolution shall be conditional upon the agendum "Repurchase of Shares" being approved at the 124th Ordinary General Meeting of Shareholders scheduled to be held on June 27, 2002.

File No. 82-5

Exhibi

(Brief Description)

Press Release on
"Notice Concerning Granting Stock Option
(Share Acquisition Rights)"

July 31, 2

At its meeting held on July 31, 2002, the Board of Directors of Toyota Industries Corporation ("TICO") determined the details of the terms and conditions of issuance of Share Acquisition Rights for the purpose of granting stock options, pursuant to Article 280-20 and Article 280-21 of the Commercial Code, which was approved at its 124th Ordinary General Shareholders' Meeting held on June 27, 2002 and we hereby inform yo follows:

The amount to be paid upon the exercise of share acquisition rights and other undeterr matters are scheduled to be determined on August 1, 2002, on which the share acquisi rights are to be issued.

1. Date of Issuance of Share Acquisition Rights

   Scheduled to be issued on August 1, 2002

2. Total Number of Share Acquisition Rights to be Issued

   7,280 (The number of shares to be issued or transferred upon exercise o Acquisition Right is 100.)

3. Issue Price of Share Acquisition Rights

   No consideration will be paid at the time of issuance of the Share Ac

4. Class and Number of Shares to be Issued or Transferred upon Exer Acquisition Rights

   728,000 shares of common stock of TICO

5. Amount to be Paid upon Exercise of Share Acquisition Rights

   Undetermined

6. Aggregate Amount of Issue Price of the Shares to be Issued upon the Exercise of the Share Acquisition Rights

   Undetermined

7. Exercise Period of the Share Acquisition Rights

   From July 1, 2004 to June 30, 2008

8. Conditions of Exercise of Share Acquisition Rights

   (1) The grantee of the Share Acquisition Rights should be a director or an employee of TICO at the time of the exercise of Share Acquisition Rights. In case of voluntary retirement or age limit retirement: the rights granted to the grantee will be exercisable for up to six months following his/her voluntary retirement or age limit retirement.

   (2) Other conditions shall be provided for in the contracts to be executed between TICO and the grantees of the Share Acquisition Rights pursuant to the resolution of the Ordinary General Shareholders' Meeting of this year and the resolution of a meeting of the Board of Directors.

9. Portion of Issue Price of the Share Certificates Issued upon the Exercise of Share Acquisition Rights Not to be Transferred to Capital

   The portion of the issue price of new shares not transferred to capital shall be 50% of the issue price and any fraction less than one (1) yen arising from such calculation shall be discarded.

10. Matter concerning Transfer of Share Acquisition Rights

    Transfer of Share Acquisition Rights shall be subject to the approval of the Board of Directors.

11. Number of Grantees

    Directors / Employees Total 145

[Reference]

(1) Date on which the Board of Directors resolved to propose the issue of Share Acquisition Rights to the Ordinary General Shareholders' Meeting

May 10, 2002

(2) Date on which the issue of Share Acquisition Rights was adopted by the Ordinary General Shareholders' Meeting

June 27, 2002

File No. 82-5112

Exhibit 13

(Brief Description)

Press Release on "Notice Concerning the Determination of the Exercise Price of Stock Option (Share Acquisition Rights)"

August 1, 2002

Toyota Industries Corporation ("TICO") hereby makes the following announcement. The Exercise Price of the Share Acquisition Rights to be issued as stock options (the Share Acquisition Rights determined by the board of directors pursuant to Article 280-20 and 280-21 of the Commercial Code on July 31, 2002) and other related items were determined on the date hereof pursuant to the resolution passed at the meeting of the board of directors held on August 1, 2002.

1. Issue Date of Share Acquisition Rights:

August 1, 2002

2. The Amount to be Paid upon Exercise of Share Acquisition Rights:

1,982 yen per share

3. Total paid- in value of the shares of the common stock of the Company to be issued upon exercise of the Share Acquisition Rights:

1,442,896,000 yen

4. Non-Capitalization of the Exercise Price:

991 yen per share

[Reference]

(1) Date of resolution of the board of directors that decided the proposal at the 124th Annual General Meeting of Shareholders: May 10, 2002

(2) Date of resolution of the 124th Annual General Meeting of Shareholders: June 27, 2002

File No. 82-5112

Exhibit 14

(Brief Description)

Press Release on "Notice Concerning Local Production and Sales of Forklift Trucks in China"

August 1, 2002

In April 2003, Toyota Industries will begin production and sale of forklift trucks in China.

The Chinese forklift truck market is expected to grow from approximately 23,500 units in 2001 to some 30,000 units in 2005, and the share of foreign-affiliated companies is expected to grow from approximately 6,000 units in 2001 to more than 10,000 units in 2005 as deregulation in the country proceeds.

To accommodate the expansion of demand, Toyota Industries is constructing a new forklift truck assembly plant within the premises of Toyota Industry (Kunshan) Co., Ltd. ("TIK"), which is engaged in the production of foundry parts in Kunshan, Jiangsu Province, China. To begin with, TIK will assemble 1-3 ton internal combustion forklift trucks, big seller in China. Closely monitoring the trend in demand, TIK will gradually increase production units as well as the number of models.

The Toyota Industries Group manufactures and sells forklift trucks in the three main markets of Japan, North America and Europe. The total number of units sold globally in 2001 was 133,400, with the Toyota Industries Group taking a leading share of 24%. By 2005, it aims to reach a 30% global market share. To that end, Toyota Industries will strengthen its competitive edge in the growing Chinese market as well.

Outline of New Plant

1. Location	Kunshan, Jiangsu Province, China
2. Product Line	Internal Combustion Counterbalanced Forklift Truck
3. Number of Production	About 550 Trucks (In 2003)
4. Start of Production	April 2003
5. Floor Space	5,200 m^2
6. Number of Employees	14
7. Total Investment	260 million yen

Exhibit 15

(Brief Description)

Press Release on "Notice Concerning Repurchase of Shares from the Market"

September 9, 2002

We hereby inform you that Toyota Industries Corporation ("TICO") repurchased its shares from the market as follows pursuant to the provisions of Article 210 of the Commercial Code.

1. Purchase period	August 8, 2002 through September 6, 2002
2. Number of shares repurchased	1,000,000 shares
3. Aggregate purchase cost	JPY 1,837,358,600
4. Method of repurchase	Purchase on the Tokyo Stock Exchange

(Reference 1)

Matters resolved at the 124th Ordinary General Shareholders' Meeting held on June 27, 2002:

Type of shares to be repurchased	Shares of common stock of TICO
Aggregate number of shares to be repurchased	Up to 20,000,000 shares
Aggregate purchase cost of shares	Up to JPY 50,000,000,000

(Reference 2)

Numbers of shares having been repurchased up to September 6, 2002:

Aggregate number of shares repurchased	1,000,000 shares
Aggregate purchase cost of shares	JPY 1,837,358,600